Sun Life

Sun Life appoints Laurie Hylton to Board of Directors

TORONTO, ON – (December 5, 2022) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is pleased to announce the appointment of Laurie Hylton to the Sun Life Board of Directors, effective December 31, 2022.

Ms. Hylton is a senior finance executive with more than 25 years of experience in the asset management industry. Prior to retiring, Ms. Hylton was the Chief Financial Officer for Eaton Vance Corp., a global asset manager, where she was a member of the Executive Management Committee responsible for the strategic direction of the company.

Throughout her career at Eaton Vance Corp., Ms. Hylton held various roles including Chief Accounting Officer and Internal Auditor. She played a key role in Morgan Stanley's acquisition of Eaton Vance Corp. in 2021, providing strategic analysis and participating in merger agreement negotiations. Prior to joining Eaton Vance Corp., Ms. Hylton worked for Deloitte.

Ms. Hylton holds a Bachelor's Degree in English from Dartmouth College and has a Master of Business Administration degree from the University of New Hampshire's Peter T. Paul College of Business and Economics. Ms. Hylton resides in Massachusetts and currently holds two not-for-profit Board positions with the Newburyport Art Association and Theater in the Open.

Sun Life is a Catalyst Accord 2022 Signatory, a pledge made by Canadian boards and CEOs to accelerate the advancement of women in business with a focus on senior management and board of director roles. Sun Life is also a member of the 30% Club Canada, a campaign led by Chairs and CEOs taking action to increase gender diversity at board and senior management levels. The appointment of Ms. Hylton aligns with Sun Life's diversity commitment and will bring the percentage of women on the Board to 55%.

Diversity, equity and inclusion are key priorities for Sun Life's Chair and Board of Directors. In 2020, the company intensified its goal to have 25% of senior leaders in North America from under-represented communities by 2025 with specific representation for Black, Indigenous and People of Colour. Sun Life also has a goal to achieve gender parity in senior management positions globally by 2025.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2022, Sun Life had total assets under management of $1.27 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:
Rajani Kamath
Associate Vice-President,
Corporate Communications
T. 416-979-6070
rajani.kamath@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Markets
T. 416-979-6496
yaniv.bitton@sunlife.com